Exhibit 99.3

17907 X FINANCIAL VIF Proof 4 Annual General Meeting of X FINANCIAL Date: December 29, 2021 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of X FINANCIAL to be held on December 29, 2021 For Holders as of November 12, 2021 All votes must be received by 12:00 noon New York Time on December 22, 2021. Copyright © 2021 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR X FINANCIAL P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain PROPOSAL NO. 1: RESOLVED as an ordinary resolution: to elect the following person as a Director of the Company to replace the Director Ding (Gardon) Gao, pursuant to the Company’s second amended and restated Memorandum and Articles of Association: a. Kan (Kent) Li

17907 X FINANCIAL VIF Proof 4 X FINANCIAL Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 noon (NY Time) on December 22, 2021) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of X FINANCIAL registered in the name of the undersigned on the books of the Depositary as of the close of business on November 12, 2021 at the Annual General Meeting of Shareholders of X FINANCIAL to be held at 10:00 a.m., Beijing time, on December 29, 2021 at 7/F - 8/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue, Nanshan District, Shenzhen 518067, China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR X FINANCIAL P.O. Box 8016 CARY, NC 27512-9903